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                                                                EXHIBIT 23


ACCOUNTANTS' CONSENT


The Board of Directors
Response Oncology, Inc.

We consent to incorporation by reference in the Registration Statement
(No. 33-45616) on Form S-8, the Registration Statement (No. 33-21333) on
Form S-8 and the Registration Statement (No. 333-14371) on Form S-8 of Response Oncology, Inc. of our report dated February 12, 1997, relating to the consolidated balance sheets of Response Oncology, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 1996 and the related financial statement schedule, which report appears in the December 31, 1996 annual report on Form 10-K of Response Oncology, Inc.


                                                KPMG Peat Marwick LLP


Memphis, Tennessee
March 26, 1997